Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

November 22, 2010

Via EDGAR and Federal Express

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Edge Resources, Inc. (f/k/a Guildhall Minerals Ltd.)
Amendment No. 3 to Registration Statement on From 20-F
Filed September 30, 2010
File No. 0-52768

Dear Ms. Parker:

On behalf of Edge Resources, Inc., a corporation organized under the laws of British Columbia, Canada (“Edge” or the “Company”), we are responding to the comments in the letter from you dated November 2, 2010 relating to Edge’s Amendment No. 3 to Registration Statement on Form 20-F filed on September 30, 2010 (“Form 20-F/A-3”) and filing an amendment to such Form 20-F (“Form 20-F/A-4”).  We are including a courtesy marked copy of the amendment (Form 20-F/A-4) indicating the changes made thereon from the original reports filed with the Commission. The responses below have been numbered to correspond with the comments in your November 2, 2010 letter.

Supplementary Oil and Gas Information — FAS 69 (Unaudited), page F-44

1.
We note the supplementary oil and gas information you present in this section of your document is based on proved and probable reserve quantities. Please note that ASC 932 (formerly FAS 69) does not contemplate probable reserve quantities in its disclosure requirements. Please revise your presentation of supplementary oil and gas information to remove probable reserve quantities or tell us why you believe revision is unnecessary.

Response to Comment 1:

Securities and Exchange Commission
Division of Corporate Finance
November 22, 2010

The Company has revised the Form 20-F/A-3 in response to the Staff’s comments. The disclosure has been modified to conform to ASC 932 as set forth on pages F-46 and F-47.

Engineering Comments

Willesden Green Property, page 15

2.
Although production may have not commenced prior to the reserve report being issued, the fact that certain wells had been drilled, cased and completed would mean that these reserves should be classified as proved developed non-producing, not proved undeveloped. Please revise your document as necessary.

Response to Comment 2:

The Company respectfully informs the Staff that although the wells were drilled and cased, they were classified as proved undeveloped as there was still significant outlays required to bring the wells onto production.  This reasoning has been added to the disclosure to provide additional clarification regarding the classification.

The Company believes the disclosure is accurate based on the definitions within Instruction 2 of the Securities and Exchange Commission’s (“SEC”) Modernization of Oil and Gas Reporting.

3.
Please provide more disclosure about the nature of the gas that you will be producing from the Willesden Green Property. For instance, if this is coal bed methane please disclose it and the ramification this may have on reserves, production rate and revenue. If it is not coal bed methane, disclose the lithology and the geologic characteristics of this formation and how this may affect reserves, production rate, revenue and other important issues investors may need to be aware of.

Response to Comment 3:

The Company has revised the Form 20-F/A-3 in response to the Staff’s comments.  Please see “Geology of Willesden Green” on pages 15-16 of Form 20-F/A-4 accordingly.

Securities and Exchange Commission
Division of Corporate Finance
November 22, 2010

4.	Please provide the price of oil and gas and other petroleum products, if any, by year that AJM Petroleum Consultants used in their determination of reserves.

Response to Comment 4:

The Company has revised the Form 20-F/A-3 in response to the Staff’s comments.  Please see page 20 of Form 20-F/A-4 accordingly.

United States Generally Accepted Accounting Principles, page F-40

Interests in Unproved Mineral Properties, page F-41

5.	You state that to date the Company has not established any unproved or probable reserves on its mineral properties. Please clarify that you mean as of March 31, 2009.

Response to Comment 5:

The Company has revised the Form 20-F/A-3 in response to the Staff’s comments.

Supplementary Oil and Gas Information - FAS 69 (Unaudited), page F-45

Oil and Gas Reserves, page F-46

6.
Developed oil and gas reserves are reserves of any category that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Please see paragraph 6 of Instruction 2 to paragraph (a)(16)(i) of 210.  4-10 of the SEC's Modernization of Oil and Gas Reporting and revise your document as necessary.

Response to Comment 6:

The Company has reviewed the definitions and has revised the Form 20-F/A-3 accordingly.

Securities and Exchange Commission
Division of Corporate Finance
November 22, 2010

7.
Undeveloped reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Please see paragraph 31 of Instruction 2 to paragraph (a)(16)(i) of 210.  4- 10 of the SEC's Modernization of Oil and Gas Reporting and revise your document as necessary.

Response to Comment 7:

The Company has reviewed the definitions and has revised the Form 20-F/A-3 accordingly.

8.
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.  Please see paragraph 18 of Instruction 2 to paragraph (a)(16)(i) of 210.  4-10 of the SEC's Modernization of Oil and Gas Reporting and revise your document as necessary to include this definition.

Response to Comment 8:

The Company has reviewed the definitions and has revised the Form 20-F/A-3 accordingly.

9.	Please specify which year you are referring to as beginning of the year and end of the year.

Response to Comment 9:

The Company has revised the Form 20-F/A-3 in response to the Staff’s comments.

Securities and Exchange Commission
Division of Corporate Finance
November 22, 2010

10.
As you initially state that at the time of purchase of the Willesden Green Property there was no production nor were there any proved reserves, it seems inconsistent that you then indicate in the FAS 69 reserve table that the reserves were added by the purchase of this property.  It would appear that reserves added through the completion of existing wells on the property when it was purchased would be categorized as reserves added by a revision of a previous estimate and reserves added through the drilling of new wells after the property was purchased would be categorized as reserves added by extensions and discoveries.  Please revise your document as necessary.

Response to Comment 10:

The Company has revised the Form 20-F/A-3 in response to the Staff’s comments as set forth on pages F-46 and F-47.

11.	Tell us if AJM Petroleum Consultants included any undrilled locations in their proved or probable reserve determination. If so, tell us how many reserves for each location and reserve classification.

Response to Comment 11:

The Company respectfully informs the Staff that AJM included in their engineering report undrilled locations in their proved and probable reserve determination.

Below is a summary of this information including the list of wells, the categories of assigned reserves and the amount of reserves.  In an effort to assist the Staff engineering with a better understanding of the Company’s reserve report, the Company has also updated this information from its latest reserve report which had an effective date of March 31, 2010.

Securities and Exchange Commission
Division of Corporate Finance
November 22, 2010

As of June 1, 2009:
Well	Category	Reserves (mmcf)
L2/14-24-40-5 W5	PUD	land not yet "earned"
	P+P	land not yet "earned"

L2/13-25-40-5 W5	PUD	land not yet "earned"

LC/6-31-41-3 W5	P+P	475

LC/NW-33-41-4 W5	P+P	475

LC/SW-5-42-4 W5	P+P	472.3

LC/NE-5-42-4 W5	PUD	332.5
	P+P	472.3

LC/SE-6-42-4 W5	P+P	475

LC/SE-7-42-4 W5	PUD	166.3
	P+P	237.5

L2/11-9-42-4 W5	P+P	237.5

L2/12-20-42-4 W5	P+P	land not yet "earned"

As of March 31, 2010:
Well	Category	Reserves (mmcf)
L2/14-24-40-5 W5	PUD	21.5
	P+P	47.7

L2/13-25-40-5 W5	PUD	118.8

LC/6-31-41-3 W5	P+P	455

LC/NW-33-41-4 W5	P+P	455

LC/SW-5-42-4 W5	P+P	455

LC/NE-5-42-4 W5	PUD	318.5

LC/SE-6-42-4 W5	P+P	455

LC/SE-7-42-4 W5	PUD	159.2

L2/11-9-42-4 W5	P+P	227.5

L2/12-20-42-4 W5	P+P	240

P+P means proved and probable reserves

PUD means proved undeveloped reserves

Securities and Exchange Commission
Division of Corporate Finance
November 22, 2010

Standardized Measure of Discounted Net Future Cash Flows, Page F-48

12.	It is unclear to us how the future cash inflows equal 42.4 million dollars. Please show us how you determined this.

Response to Comment 12:

The Company respectfully informs the Staff that the original amounts were determined directly from the reserve report using proved and probable reserves.  The cash flow figures on page F-48 have been revised to segregate proved and probable reserves as per Staff Comment 13.  Please note that the totals are different than previous filings due to an update in expected future tax rates in Canada.

13.
The Standardized Measure should be calculated based on proved reserves only.  Please revise your document as necessary.  If you wish to put a value on probable reserves you may present a second Standardized Measure of only the probable reserves.

Response to Comment 13:

The Company has revised the Form 20-F/A-3 in response to the Staff’s comments as set forth on page F-48.

Securities and Exchange Commission
Division of Corporate Finance
November 22, 2010

We hope that the foregoing addresses all of the Staff's comments contained in its letter of November 2, 2010.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.  Further, in accordance with the Staff's letter, we are attaching the Company's acknowledgment.

Best regards,

/s/ Mark C Lee

Mark C Lee
Shareholder

MCL
Enclosures

cc:	Chris Cooper
Brad Nichol
Ian Thomson

Securities and Exchange Commission
Division of Corporate Finance
November 22, 2010

ACKNOWLEDGEMENT

In connection with Edge Resources, Inc.’s (the “Company”) letter dated November 22, 2010 addressed to the Securities Exchange Commission and the Company’s filing of Form 20-F/A-4, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Edge Resources, Inc.

/s/ Brad Nichol
_____________________________
Brad Nichol, Chief Executive Officer